UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

192176105
(CUSIP Number)

Steven M. Skolnick Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (973) 597-2500
(Name, address and telephone number of person authorized to receive notices and communications)

February 18, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192176105	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS David Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	475,854*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	475,854*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,854*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

*As of February 18, 2020, David Gordon (the “Reporting Person”) holds a total of 475,854 shares of common stock, par value $0.001 per share (“Common Stock”), of Coffee Holding Co., Inc., a Nevada corporation (the “Issuer”), or 8.4% of the shares of Common Stock deemed issued and outstanding as of February 18, 2020. The shares of Common Stock reported herein includes (i) 357,181 shares of Common Stock held directly by the Reporting Person, (ii) 25,007 shares of Common Stock held indirectly by the Reporting Person as custodian for his minor child and (iii) 93,666 shares of Common Stock issuable upon exercise of an option (the “Option”). The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. On April 18, 2019, the Reporting Person was granted the Option with respect to 281,000 shares of Common Stock, of which 93,666 shares of Common Stock are exercisable within 60 days of February 18, 2020.

The beneficial ownership percentage is based on 5,569,349 shares of Common Stock issued and outstanding as of January 20, 2020 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 192176105	SCHEDULE 13D	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D filed by David Gordon (the “Reporting Person”) with the Securities and Exchange Commission on May 13, 2005, as amended on March 12, 2010, as amended on July 15, 2011, as amended on October 3, 2011, as amended on April 10, 2012, as amended on May 8, 2012, as amended on September 19, 2012 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On April 18, 2019, the Issuer granted to the Reporting Person, pursuant to the Issuer’s 2013 Equity Compensation Plan, a stock option (the “Option”) to purchase 281,000 shares of Common Stock at an exercise price of $5.43 per share, of which 93,666 shares of Common Stock are exercisable within 60 days of February 18, 2020. The Option vests one-third on each of the one year, two year and three year anniversaries of the date of grant and can be exercised at any time as to vested shares until the Option’s expiration date of April 18, 2029.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of February 18, 2020, the Reporting Person may be deemed to beneficially own a total of 475,854 shares of Common Stock of the Issuer, or 8.4% of the shares of Common Stock deemed issued and outstanding as of February 18, 2020. The shares of Common Stock reported in this Amendment include (i) 357,181 shares of Common Stock held directly by the Reporting Person, (ii) 25,007 shares of Common Stock held indirectly by the Reporting Person as custodian for his minor child and (iii) 93,666 shares of Common Stock issuable upon exercise of the Option. The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. The beneficial ownership percentage is based on 5,569,349 shares of Common Stock issued and outstanding as of January 20, 2020, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2020.

Except as follows, the Reporting Person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D. The Reporting Person intends to continue to sell a portion of his holdings in the Issuer’s Common Stock over the course of the next year in connection with the Reporting Person’s individual long-term asset diversification and tax financial planning strategies, but only if the stock meets the minimum price threshold as specified in the Reporting Person’s previously disclosed Ruled 10b5-1 trading plans described in the Issuer’s Report on Form 8-K, filed with the SEC on March 9, 2012.

CUSIP No. 192176105	SCHEDULE 13D	Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a-b) The Reporting Person may be deemed to beneficially own (with sole voting and dispositive power) 475,854 shares of Common Stock, which represents approximately 8.4% of the outstanding Common Stock of the Issuer as of February 18, 2020.

(c) The Reporting Person has not effected any transactions in the Company’s Common Stock during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) Other than with respect to the 25,007 shares of Common Stock of the Issuer held by the Reporting Person as custodian for his minor child, no person or entity other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Amendment.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

The information set forth in Items 3, 4 and 5 of this Amendment is incorporated by reference into this Item 6. The Option granted to the Reporting Person was granted pursuant to the terms of an Incentive Stock Option Agreement, a form of which is attached hereto as Exhibit 1. The terms of such agreement are incorporated by reference herein.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

The following exhibit is incorporated into this Amendment.

Exhibit 1	Form of Incentive Stock Option Agreement to the Issuer’s 2013 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed June 29, 2019).

CUSIP No. 192176105	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020	By:	/s/ David Gordon
David Gordon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).